Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person* Lumar, Darren-Anthony (Last) (First) (Middle) 9700 Bissonnet Street, Suite 1700 (Street) Houston, Texas 77036 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 10/10/2001	4. Issuer Name and Ticker or Trading Symbol HYPERDYNAMICS CORP (HYPD)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___10% Owner _X_ Officer (give ___ Other (specify title below) below) Executive Vice-President	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	-0-
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Common Stock Warrants	12/15/2000	12/15/2003	Common Stock par value $.001	75,000	$1.50	D
Common Stock Warrants	07/25/2001	07/25/2004	Common Stock par value $.001	300,000	$0.40	D
Common Stock Warrants	07/25/2002	07/25/2005	Common Stock par value $.001	400,000	$0.40	D
Common Stock Warrants	07/25/2003	07/25/2006	Common Stock par value $.001	400,000	$0.40	D
Common Stock Warrants	07/25/2004	07/25/2007	Common Stock par value $.001	400,000	$0.40	D
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Darren-Anthony Lumar **Signature of Reporting Person	10/10/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.